(Formerly Prophecy Development Corp.)

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

RESPONSIBILITY FOR CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed interim consolidated financial statements of Silver Elephant Mining Corp. and all information in this financial report are the responsibility of the Board of Directors and Management. The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and, where appropriate, include management’s best estimates and judgments. Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the condensed interim consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with Management and the auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the condensed interim consolidated financial statements on recommendation from the Audit Committee.

"John Lee" John Lee, Chief Executive Officer	“Irina Plavutska” Irina Plavutska, Chief Financial Officer

November 16, 2020

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	4
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	5
Condensed Interim Consolidated Statements of Changes in Equity	6
Condensed Interim Consolidated Statements of Cash Flows	7

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	8
2. BASIS OF PRESENTATION	8
3. SEGMENTED INFORMATION	9
4. CASH AND CASH EQUIVALENTS	10
5. RIGHT-OF-USE ASSET	10
6. EQUIPMENT	10
7. MINERAL PROPERTIES	12
8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	17
9. LEASE LIABILITY	18
10. SHARE CAPITAL	18
11. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	22
12. FINANCIAL RISK MANAGEMENT DISCLOSURES	24
13. RELATED PARTY DISCLOSURES	24
14. KEY MANAGEMENT PERSONNEL COMPENSATION	25
15. SUPPLEMENTAL CASH FLOW INFORMATION	26
16. CONTINGENCIES	26
17. EVENTS AFTER THE REPORTING DATE	27

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars) (Unaudited)

As at		September 30,	December 31,
	Notes	2020	2019
Assets
Current assets
Cash	4	$1,019,743	$3,017,704
Receivables		390,746	246,671
Prepaid expenses		102,976	135,767
		1,513,465	3,400,142
Non-current assets
Restricted cash equivalents	4	34,500	34,500
Reclamation deposits		21,055	21,055
Right-of-use asset	5	26,328	50,023
Equipment	6	156,529	159,484
Mineral properties	7	30,069,131	23,782,884
		$31,821,008	$27,448,088
Liabilities and Equity (Deficiency)
Current liabilities
Accounts payable and accrued liabilities	8	$1,393,179	$2,420,392
Lease liability	9	28,975	32,285
		1,422,154	2,452,677
Non-current liabilities
Provision for closure and reclamation		375,549	266,790
Lease liability	9	-	20,533
		1,797,703	2,740,000
Equity (Deficiency)
Share capital	10	188,247,292	181,129,012
Reserves	10	24,622,499	24,058,336
Deficit		(182,846,486)	(180,479,260)
		30,023,305	24,708,088
		$31,821,008	$27,448,088
Approved on behalf of the Board:
"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Contingencies (Note 16)
Events after the reporting date (Note 17)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars) (Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2020	2019	2020	2019
General and Administrative Expenses
Advertising and promotion		$273,976	$211,770	$356,854	$556,626
Consulting and management fees	13	52,500	49,000	492,500	166,052
Depreciation and accretion		10,182	11,140	31,199	34,183
Director fees	13	21,500	38,643	84,900	78,043
Insurance		24,871	23,989	74,287	69,853
Office and administration		34,075	36,734	104,875	93,204
Professional fees		50,350	86,506	218,347	182,151
Salaries and benefits		109,204	97,477	421,573	661,790
Share-based payments	10	251,368	64,480	594,393	232,602
Stock exchange and shareholder services		20,053	43,996	122,510	93,092
Travel and accommodation		5,253	51,740	82,766	162,870
		(853,332)	(715,475)	(2,584,204)	(2,330,466)
Other Items
Costs in excess of recovered coal		(121,414)	(87,574)	(256,819)	(150,938)
Debt settlement gain		-	-	-	7,952,700
Foreign exchange gain/(loss)		(62,586)	109,180	473,797	287,984
Impairment of mineral property		-	(325,399)	-	(721,378)
		(184,000)	(303,793)	216,978	7,368,368
Net Gain/(Loss) for Period		(1,037,332)	(1,019,268)	(2,367,226)	5,037,902
Comprehensive Gain/(Loss) for Period		$(1,037,332)	$(1,019,268)	$(2,367,226)	$5,037,902
Gain/(Loss) Per Common Share, basic and diluted		$(0.01)	$(0.01)	$(0.02)	$0.05
Weighted Average Number of Common Shares Outstanding, basic and diluted		135,641,900	98,302,908	132,643,496	94,849,243

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except number of shares) (Unaudited)

	Number of Shares	Share Capital	Reserves	Deficit	Total Equity(Deficiency)
Balance, December 31, 2018	95,316,127	$173,819,546	$23,413,830	$(197,993,114)	$(759,738)
Private placements, net of share issue costs	13,000,000	$2,479,791	-	-	2,479,791
Finders shares	525,000	105,000	-	-	105,000
Share-based payments	-	-	333,353	-	333,353
Bonus shares	500,000	115,000	-	-	115,000
Share compensation for services	175,000	59,500	-	-	59,500
Exercise of stock options	440,000	220,221	(103,071)	-	117,150
Exercise of warrants	651,430	279,050	(28,478)	-	250,572
Gain for period	-	-	-	5,037,902	5,037,902
Balance, September 30, 2019	110,607,557	$177,078,108	$23,615,634	$(192,955,212)	$7,738,530
Balance, December 31, 2019	121,299,508	$181,129,012	$24,058,336	$(180,479,260)	$24,708,088
Private placement, net of share issue costs	15,200,000	$1,976,000	$-	$-	$1,976,000
Share issue costs	-	(3,250)	-	-	(3,250)
Finders units	156,900	(24,000)	24,000	-	-
Bonus shares	1,601,000	640,400	-	-	640,400
Exercise of stock options	758,750	358,913	(173,474)	-	185,439
Exercise of warrants	9,596,990	2,170,217	-	-	2,170,217
Shares issued for property acquisition	4,000,000	2,000,000	-	-	2,000,000
Share-based payments	-	-	713,637	-	713,637
Loss for period	-	-	-	(2,367,226)	(2,367,226)
Balance, September 30, 2020	152,613,148	$188,247,292	$24,622,499	$(182,846,486)	$30,023,305

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars) (Unaudited)

	Nine Months Ended September 30,
	2020	2019

Operating Activities
Net loss for period	$(2,367,226)	$5,037,902
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	31,199	37,723
Debt settlement gain	-	(7,952,700)
Share-based payments	594,393	232,602
Share compensation for services	720,900	279,500
Unrealized foreign exchange (gain)/loss	-	(169,218)
Impairment of mineral property	-	721,378
	(1,020,734)	(1,812,813)
Working capital adjustments
Receivables	(144,075)	30,440
Prepaid expenses and reclamation deposits	32,791	(171,113)
Accounts payable and accrued liabilities	(589,537)	89,921
	(700,821)	(50,752)
Cash Used in Operating Activities	(1,721,555)	(1,863,565)

Investing Activities
Sale/(Purchase) of property and equipment, net	19,704	(76,803)
Mineral property expenditures	(4,516,243)	(4,200,957)
Cash Used in Investing Activities	(4,496,539)	(4,277,760)

Financing Activities
Proceeds from share issuance, net of share issue costs	1,927,250	2,479,791
Proceeds from exercise of stock options	185,439	117,150
Proceeds from exercise of warrants	2,135,217	250,572
Lease payments	(27,773)	(26,466)
Cash Provided by Financing Activities	4,220,133	2,821,047
Net Decrease in Cash and Cash equivalents	(1,997,961)	(3,320,279)
Cash and cash equivalents- beginning of period	3,017,704	5,304,097
Cash and cash equivalents - end of period	$1,019,743	$1,983,818

Supplemental cash flow information (Note 15)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) (the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX® Best Market under the symbol “SILEF”.

The Company is an exploration stage company. The Company holds an interest in the Pulacayo Paca silver-zinc-lead property located in Bolivia and an 100% interest in two vanadium projects in North America, being the Gibellini vanadium project, which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA, and the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada. In 2020, the Company acquired the Bisoni vanadium project in Nevada, USA and the Sunawayo silver-zinc-lead and El Triunfo gold-silver-zinc properties in Bolivia. The Company also has a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia and a 100% interest in the Chandgana Tal coal property and Khavtgai Uul coal property located in Khentii province, Mongolia.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These condensed interim consolidated financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company has a deficit of $182.8 million.

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued on going existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. Additionally, the current capital markets and general economic conditions are significant obstacles to raising the required funds. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern that these uncertainties are material and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

2. BASIS OF PRESENTATION

(a)
Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2019 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2019.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on November 16, 2020.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

(b)
Use of judgments and estimates

In preparing these interim financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Annual Financial Statements.

(c)
  Significant accounting policies and changes in accounting standards

These interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements. Accordingly, they should be read in conjunction with the Annual Financial Statements. Unless otherwise stated, these policies have been consistently applied to all period presented.

3.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s assets is as follows:

	September 30, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	10,253	82,712	$3,966	59,598	156,529
Mineral properties	-	12,728,998	-	17,340,133	30,069,131
	$10,253	$12,811,710	$25,021	$17,399,731	$30,246,715

	December 31, 2019
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	12,005	89,826	35,721	21,932	159,484
Mineral properties	-	8,600,658	-	15,182,226	23,782,884
	$12,005	$8,690,484	$56,776	$15,204,158	$23,963,423

 SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

4.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	September 30, 2020	December 31, 2019
Cash	$1,019,743	$3,017,704
Restricted cash equivalents	34,500	34,500
	$1,054,243	$3,052,204

Restricted Cash Equivalents

As at September 30, 2020, a guaranteed investment certificate of $34,500 (2019 - $34,500) has been pledged as collateral for the Company’s credit card.

5.
RIGHT-OF-USE ASSET

The right-of -use asset of the Company consists of a corporate office lease. The leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The following table presents the right-of-use-asset from January 1, 2019 to September 30, 2020:

Initial recognition, January 1, 2019	$81,617
Additions	-
Depreciation	(31,594)
Balance at December 31, 2019	$50,023
Depreciation	(23,695)
Balance at September 30, 2020	$26,328

6.
EQUIPMENT

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at September 30, 2020 (December 31, 2019 - $Nil) remains unchanged.

The following table summarized information regarding the Company’s equipment as at September 30, 2020 and December 31, 2019:

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

6.
EQUIPMENT (cont’d…)

	Computer Equipment	Furniture & Equipment	Vehicles	Mining Equipment	Total
Cost
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Additions/(Disposals)	-	-	46,914	-	46,914
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Accumulated depreciation
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Disposals	-	-	(39,178)	-	(39,178)
Depreciation for year	792	12,445	10,641	3,892	27,770
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Carrying amount at December 31, 2019	$4,451	$32,976	$104,964	$14,655	$159,484

Cost
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Additions/(Disposals)	(1,326)	-	34,789	-	33,463
Balance, September 30, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Disposals	(1,327)	-	(12,431)	-	(13,758)
Depreciation for period	680	8,462	38,596	2,438	50,176
Balance, September 30, 2020	$99,483	$254,331	$140,807	$9,821	$503,115
Carrying amount at September 30, 2020	$2,445	$24,514	$113,588	$14,655	$156,529

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES
	Pulacayo	Gibellini	Bisoni	Sunawayo	Triunfo	Chandgana Tal	Khavtgai Uul	Total
Balance, December 31, 2017	$12,809,550	$490,356	$-	$-	$-	$-	$-	$13,299,906
Additions:
Acquisition cost	$-	$425,605	$-	$-	$-	$-	$-	$425,605
Deferred exploration costs:
Licenses, tax, and permits	-	387,149	-	-	-	1,271	261,168	649,588
Geological and consulting	51,112	1,509,587	-	-	-	-	-	1,560,699
Personnel, camp and general	847,538	831,023	-	-	-	20,590	3,741	1,702,892
	898,650	2,727,759	-	-	-	21,861	264,909	3,913,179
Impairment	(13,708,200)	-	-	-	-	(21,861)	(264,909)	(13,994,970)
Balance, December 31, 2018	$-	$3,643,720	$-	$-	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	6,239	286,158	-	-	-	-	-	292,397
Geological and consulting	964,716	3,200,773	-	-	-	-	-	4,165,489
Personnel, camp and general	503,071	1,470,007	-	-	-	-	-	1,973,078
	1,474,026	4,956,939	-	-	-	-	-	6,430,965
Impairment Recovery	13,708,200	-	-	-	-	-	-	13,708,200
Balance, December 31, 2019	$15,182,226	$8,600,659	$-	$-	$-	$-	$-	$23,782,885
Additions:
Acquisition cost	$-	$16,489	$2,224,216	$408,963	$135,676	$-	$-	$2,785,344
Deferred exploration costs:
Licenses, tax, and permits	-	169,096	46,671	-	-	-	-	215,768
Geological and consulting	1,101,666	687,546	-	-	235,805	-	-	2,025,017
Personnel, camp and general	275,798	984,320	-	-	-	-	-	1,260,118
	1,377,464	1,840,963	46,671	-	235,805	-	-	3,500,903
Balance, September 30, 2020	$16,559,690	$10,458,110	$2,270,887	$408,963	$371,481	$-	$-	$30,069,131

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d…)

Gibellini Project, Nevada, United States

Gibellini Project

The Gibellini Project consists of a total of 386 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Company group of 209 claims. All the claims are located in Eureka County, Nevada, USA.

Gibellini Group

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the "Transferred Claims") to the Company in exchange for US$1,000,000, which will be deemed an Advance Royalty Payment (the “Transfer Payment”). A credit of US$99,027 in favour of the Company towards the Transfer Payment was paid upon the execution of the amendment, with a remaining balance of US$900,973 on the Transfer Payment due and payable by the Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to the Company. The Advance Royalty Payment obligation and Production Royalty Payments will not be affected, reduced or relieved by the transfer of title.

On June 22, 2020, the Company paid US$50,000 (2019 – US$120,000) of the Advance Royalty Payment to the Gibellini Lessor.

During Q3 2020, the Company expanded the land position at the Gibellini Project, by staking a total of 32 new claims immediately adjacent to the Gibellini Project.

VC Exploration Group

The Company entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for the Company to pay the following royalties to the Former Louie Hill Lessors as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at the Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018, and the like day of each year thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000.

Further, the Company will pay to the Former Louie Hill Lessors a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims. The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1,000,000, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of Commercial Production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

On July 7, 2020, the Company paid US$12,500 (2019 – US$28,000), comprising the Louie Hill Advance Royalty Payment to the Former Louie Hill Lessors.

On February 15, 2018, the Company acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the acquisition of VC Exploration (US) Inc, ("VC Exploration") by paying a total of $335,661 in cash and issuing the equivalent of 500,000 Common Share purchase warrants (valued at $89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Common Share at a price of $0.50 per Common Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

The Company Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Bisoni Project, Nevada, United States

On September 18, 2020, the Company’s wholly owned subsidiary, Nevada Vanadium LLC (“Nevada Vanadium”), completed the acquisition of the Bisoni vanadium project (the "Bisoni Project") situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the “Bisoni APA”) dated August 18, 2020, with Cellcube Energy Storage Systems Inc. (“Cellcube”). The Bisoni Project is comprised of 201 lode mining claims.

As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued 4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to Cellcube. The Bisoni APA Shares are subject to a statutory four month hold period expiring on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5 day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

Pulacayo Paca Property, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project").

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Pursuant to the Pulacayo MPC, ASC Bolivia LDC Sucursal Bolivia (“ASC”), a subsidiary of the Company, has committed to pay monthly rent of US$1,000 to COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Paca property. The indicators of potential impairment were as follows:
(i)
change in the Company’s primary focus to the Gibellini Project;
(ii)
management’s decision to suspend further exploration activities; and
(iii)
no positive decision from the Bolivian Government to grant mining production contract to develop the project.

As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2018, the Company assessed the recoverable amount of the Pulacayo Paca property exploration costs and determined that its value in use is $nil. As at December 31, 2018, the recoverable amount of $nil resulted in an impairment charge of $13,708,200 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
the Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
●
the Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
●
the Company re-initiated active exploration and drilling program on the property;
●
the Company completed a positive final settlement of Bolivian tax dispute (note 16).

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Pulacayo Paca Property, Bolivia (cont’d...)

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property.

In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ.

With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

Triunfo Project, Bolivia

On July 13, 2020, the Company announced that it had entered into an agreement (the “Triunfo Agreement”) with a private party (the “Triunfo Vendor”) for the right to conduct mining exploration activities (the “Exploration Right”) within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the “Triunfo Project”) and the right, at the Company’s election, to purchase the Triunfo Project for US$1,000,000 (the “Purchase Right”, and together with the Exploration Right, the “Triunfo Rights”). The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the “Residual Interest”). If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment of up to US$300,000.

Sunawayo Project, Bolivia

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

Previously Impaired Properties

Chandgana Properties, Mongolia

In March 2006, the Company acquired a 100% interest in the Chandgana Tal property, a coal exploration property consisting of two exploration licenses located in the northeast part of the Nyalga coal basin, approximately 290 kilometers east of Ulaanbaatar, Mongolia. In March 2011, the Company obtained a mine permit from Ministry of Mineral Resources and Energy for the Chandgana Tal coal project.

In 2007, the Company acquired a 100% interest in the Chandgana Khavtgai property, a coal exploration property consisting of one license located in the northeast part of the Nyalga coal basin.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Previously Impaired Properties (cont’d...)

Chandgana Properties, Mongolia (cont’d...)

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Tal and Khavtgai Uul properties. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Properties deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the nine months ended September 30, 2020 and as for years ended December 31, 2019 and 2018, there were no changes to the impairment assessment and accordingly all costs remain impaired.

Titan Property, Ontario, Canada

The Company has a 100% interest in the Titan property, a vanadium-titanium-iron project located in Ontario, Canada. In January 2010, the Company entered into an option agreement (the "Titan Agreement") with Randsburg International Gold Corp. (“Randsburg”) whereby the Company had the right to acquire an 80% interest in the Titan property by paying Randsburg an aggregate of $500,000 (paid), and by incurring exploration expenditures of $200,000 by December 31, 2010. Pursuant to the Titan Agreement, Randsburg has the option to sell the remaining 20% interest in the Titan property to the Company for $150,000 cash or 400,000 Common Shares.

At December 31, 2014, due to market conditions, the Company impaired the value of the property to $nil. On February 10, 2017, the Company negotiated with Randsburg to acquire the remaining 20% title interest of Randsburg in the Titan project by issuing to Randsburg 20,000 Common Shares at a value of $4.81 per Common Share.

Therefore, the Company recorded an impairment loss of $96,200 on the acquisition of the remaining title interest in the Titan property which was reflected on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2017. As there were no benchmark or market changes from January 1, 2015, to September 30, 2020, the impaired value of $nil for Titan property remains unchanged.

8.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	September 30, 2020	December 31, 2019
Trade accounts payable	$1,318,179	$2,420,392
Accrued liabilities	75,000	-
Lease liability	28,975	32,285
	$1,422,154	$2,452,677

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

9.
LEASE LIABILITY

As at September 30, 2020, the Company recorded $28,975 of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%. The Company does not face a significant liquidity risk with regard to its lease liability. Lease liability is monitored within the Company treasury function.

Initial recognition, January 1, 2019	$81,617
Cash flows:
Lease payments for year	(36,528)
Non-cash changes:
Accretion expenses for year	7,729
Balance at December 31, 2019	$52,818

Cash flows:
Lease payments for period	(27,773)
Non-cash changes:
Accretion expenses for period	3,930
Balance at September 30, 2020	28,975

10.
  SHARE CAPITAL

(a)
 Authorized

The authorized shares capital of the Company consists of an unlimited number of Common Shares. At September  30, 2020, the Company had 152,613,148 (December 31, 2019 – 121,299,508) Common Shares issued and outstanding.

(b)
 Equity issuances

On May 1, 2020 and on May 20, 2020, the Company closed two tranches of a non-brokered private placement (the "May 2020 Private Placement") for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500 through the issuance of 15,200,000 units of the Company (each, a "Unit") at a price of $0.13 per Unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.16 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fees in connection with the May 2020 Private Placement. The Units issued as a finder's fee have been valued at $24,000 based on the offering price of the Units under the May 2020 Private Placement. The Company has recorded the fair value of the finder’s units as share issuance costs.

During the nine months ended September 30, 2020, the Company issued 1,601,000 Common Shares with a value of $640,400 as a bonus payment to certain directors, officers, employees, and consultants of the Company.

During the nine months ended September 30, 2020, the Company issued 758,750 Common Shares on the exercise of stock options for total proceeds of $185,439.

During the nine months ended September 30, 2020, the Company issued 9,596,990 Common Shares on the exercise of warrants for total proceeds of $2,135,217 and Common Share compensation for services of $35,000.

On September 18, 2020, the Company issued 4,000,000 Common Shares at a value of $0.50 per Common Share in relation with purchase of Bisoni Project in Nevada, USA.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

10. SHARE CAPITAL (cont’d…)

(b)
Equity issuances (cont’d…)

On September 6, 2019, the Company closed a non-brokered private placement for gross proceeds of $2,600,000 through the issuance of 13,000,0000 Common Shares at a price of $0.20 per Common Share. The Company paid $15,209 and issued 525,000 Common Shares as a finder’s fee, which Common Shares were valued at $105,000. $175,000 of the private placement was for prepaid consulting fees for the Company’s executive chairman, of which $35,000 is included in prepaid expenses as at December 31, 2019 and $41,503 for services. Included in accounts receivable as at December 31, 2019 is $30,497 of subscriptions receivable.

During the nine months ended September 30, 2019, the Company issued 500,000 sign-on bonus Common Shares with a fair value of $0.23 per Common Share to an officer valued at $115,000.

During the nine months ended September 30, 2019, the Company issued 440,000 and 651,430 Common Shares on the exercise of stock options and warrants respectively for total proceeds of $367,722.

On September 26, 2019, the Company issued 175,000 Common Shares valued at $59,500 for consulting services.

(c)
  Equity-based compensation plan

The following is a summary of the changes in Company’s stock options from December 31, 2018 to September 30, 2020:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2018	9,591,000	$0.34
Granted	3,965,000	$0.31
Expired	(315,000)	$0.65
Cancelled	(2,247,000)	$0.32
Forfeited	(794,000)	$0.54
Exercised	(622,500)	$0.28
Outstanding, December 31, 2019	9,577,500	$0.31
Granted	3,820,000	$0.28
Expired	(90,000)	$0.50
Cancelled	(1,520,000)	$0.29
Exercised	(758,750)	$0.24
Outstanding, September 30, 2020	11,028,750	$0.30

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

10. SHARE CAPITAL (cont’d…)

(c)
  Equity-based compensation plan (cont’d…)

 As of September 30, 2020, the following Company’s stock options were outstanding:

		Options Outstanding		Exercisable	Unvested

Exercise Price	Expiry Date	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020
$0.50	August 17, 2025	720,000	-	-	720,000
$0.22	May 4, 2025	2,300,000	-	575,000	1,725,000
$0.33	November 15, 2024	100,000	100,000	50,000	50,000
$0.50	November 1, 2024	1,287,500	1,610,000	643,750	643,750
$0.20	July 29, 2024	1,475,000	1,565,000	921,875	553,125
$0.00	April 1, 2024	312,500	500,000	234,375	78,125
$0.33	October 17, 2023	626,250	705,000	547,969	78,281
$0.22	July 23, 2023	-	400,000	-	-
$0.31	May 1, 2023	-	150,000	-	-
$0.28	April 6, 2023	612,500	862,500	612,500	-
$0.31	February 20, 2023	200,000	200,000	200,000	-
$0.35	September 1, 2022	980,000	980,000	980,000	-
$0.33	June 12, 2022	805,000	805,000	805,000	-
$0.49	January 12, 2022	620,000	620,000	620,000	-
$0.20	June 2, 2021	990,000	990,000	990,000	-
$0.50	June 22, 2020	-	30,000	-	-
$0.50	April 7, 2020	-	60,000	-	-
		11,028,750	9,577,500	7,180,469	3,848,281

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting period. The nine months ended September 30, 2020, included $594,393 (same period 2019 - $232,602) in share-based payment costs related to stock options expensed as general and administrative expenses and $119,244 (same period 2019 – $100,752) capitalized to mineral properties. The share-based payment expenses were calculated using the Black-Scholes option pricing model and the following weighted average assumptions: risk-free interest rate – 1.40; expected life – 4.3 years; expected volatility – 130%; expected dividends – Nil.

On July 29, 2019, further to the voluntary forfeiture of stock options held by certain directors, officers, and employees with expiry dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 1,275,000 new stock options to such individuals with an expiry date of July 29, 2024 at an exercise price of $0.20 per Common Share subject to a two-year vesting schedule whereby 12.5% per quarter following the date of grant. As at December 31, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the holders of the Common Shares; consequently, these options were not valued. See Note 27 to the Annual Financial Statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

10. SHARE CAPITAL (cont’d…)

(d)
Common share purchase warrants

The following is a summary of the changes in the Company’s common share purchase warrants from December 31, 2018 to September 30, 2020.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2018	27,318,027	$0.15
Exercised	(651,430)	$0.38
Outstanding, December 31, 2019	26,666,597	$0.15
Issued	15,356,900	$0.16
Expired	(2,550,770)	$0.52
Exercised	(9,596,990)	$0.21
Outstanding, September 30, 2020	29,875,737	$0.22

At September 30, 2020, there were 29,875,737 (December 31, 2019 – 26,666,597) warrants outstanding with a weighted-average exercise price of $0.22 (December 31, 2019 - $0.44), as follows:

		Number of warrants
Exercise Price	Expiry Date	at September 30, 2020	at December 31, 2019
$0.16	May 20, 2023	4,962,000	-
$0.16	May 1, 2023	7,144,900	-
$0.26	June 13, 2022	521,590	596,590
$0.26	April 12, 2022	1,032,500	1,032,500
$0.26	January 13, 2022	499,990	499,990
$0.26	August 29, 2021	1,013,670	1,013,670
$0.26	August 13, 2021	198,237	198,237
$0.26	July 6, 2021	3,863,180	3,863,180
$0.26	June 2, 2021	7,500,000	7,500,000
$0.26	February 15, 2021	250,000	500,000
$0.26	January 25, 2021	650,000	650,000
$0.26	December 18, 2020	192,400	211,250
$0.26	November 13, 2020	625,000	625,000
$0.26	October 16, 2020	1,422,270	2,533,020
$0.26	September 30, 2020	-	1,112,000
$0.26	September 20, 2020	-	3,983,490
$0.26	June 24, 2020	-	1,147,670
$0.26	May 22, 2020	-	1,200,000
		29,875,737	26,666,597

On July 7, 2020, the Company amended the exercise price of 24,318,927 previously issued common share purchase warrants of the Company to $0.26 (the “Amendment”). The Amendment has been approved by the TSX and approved at the Company’s Annual General and Special Meeting of Shareholders held on July 7, 2020. All other terms of the amended warrants are unchanged from the original warrants and remain in full effect. The Amendment decreased the fair value of the warrants by $206,185 over the original fair value. Consequently, the Company has not recorded any change in the historical fair value charged to the deficit.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

11.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash September 30, 2020	$1,019,743	$-	$-	$1,019,743
Cash, December 31, 2019	$3,017,704	$-	$-	$3,017,704

Categories of financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed interim consolidated balance sheet. The Company does not offset financial assets with financial liabilities. There were no changes to the method of fair value measurement during the period. The Company’s financial assets and financial liabilities are categorized as follows:

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

11.
FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d…)

Categories of financial instruments

	September 30, 2020	December 31, 2019
Fair value through profit or loss
Cash	$1,019,743	$3,017,704
Amortized cost
Receivables	$390,746	$246,671
Restricted cash equivalents	$34,500	$34,500
	$1,444,989	$3,298,875
Amortized cost
Accounts payable	$1,393,179	$2,420,392
Lease liability	$28,975	$52,818
	$1,422,154	$2,420,392

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at September 30, 2020, the Company had a cash balance of $1,019,743 (as at December 31, 2019 – $3,017,704). As at September 30, 2020, the Company had accounts payable and accrued liabilities of $1,422,154 (as at December 31, 2019 - $2,420,392), which have contractual maturities of 90 days or less.

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2020.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

12.
FINANCIAL RISK MANAGEMENT DISCLOSURES

(c)
Market risk (cont’d…)

(ii)
Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in United States dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar. Based on the above, net exposures as at September 30, 2020, with other variables unchanged, a 10% (as at December 31, 2019 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $25,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $48,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $10,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earning due to movements in individual equity prices or general movements in the level of the stock market

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

13.
  RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of the Company, provides management and consulting services to the Company.
●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of the Company, provides consulting services to the Company.
●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of the Company, provides consulting services to the Company

A summary of amounts paid or accrued to related parties is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Related parties	2020	2019	2020	2019
Directors and officers	$657,041	$376,852	$1,298,076	$1,312,135
Linx Partners Ltd.	210,000	98,000	635,000	266,000
MaKevCo Consulting Inc.	11,800	5,500	23,300	15,900
Sophir Asia Ltd.	10,300	4,900	21,200	14,700
	$889,141	$485,252	$1,977,576	$1,608,735

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

13.
  RELATED PARTY DISCLOSURES (cont’d…)

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Related parties	2020	2019	2020	2019
Consulting and management fees	$105,000	$48,948	$317,500	$166,000
Directors' fees	41,700	38,643	84,900	78,043
Mineral properties	548,941	312,662	1,202,526	863,387
Salaries	193,501	84,999	372,650	501,305
	$889,142	$485,252	$1,977,576	$1,608,735

As at September 30, 2020, amounts due to related parties was $Nil (December 31, 2019 – $30,533).

14.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Three Months Ended September 30,		Nine Months Ended September 30,
Key Management Personnel	2020	2019	2020	2019
Salaries and short term benefits	$210,739	$106,649	$417,052	$560,132
Directors' fees	41,700	38,643	84,900	78,043
Share-based payments	169,208	91,689	880,415	314,992
	$421,647	$236,981	$1,382,367	$953,167

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

15.
SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months ended September 30
	2020	2019
Supplementary information
Non-Cash Financing and Investing Activities
Shares issued on acquisition of mineral property	$2,000,000	$-
Bonus shares	$640,400	$115,000
Shares for services	$80,500	$115,001
Shares issued to settle debt	$-	$164,500
Finders units	$24,000	$-
Depreciation included in mineral property	$73,240	$3,833
Equipment expenditures included in accounts payable	$457,018	$472,213
Mineral property expenditures included in accounts payable	$830,317	$987,828
Share-based payments capitalized in mineral properties	$119,244	$100,752
Reclassification of contributed surplus on exercise of options	$173,474	$103,071
Reclassification of contributed surplus on exercise of warrants	$-	$28,478

16.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) then joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Definitive Agreement dated November 3, 2014 between the Company and Apogee, the Company agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately 42,000,000 Bolivian boliviano in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. The Company received a positive Resolution issued by the Bolivian Constitutional Court that, among other things, declared the previous Resolution of the Bolivian Supreme Court issued in 2011, that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia, null and void and sent the matter back to the Supreme Court of Bolivia to consider and issue a new Resolution.

On November 18, 2019, the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by the national tax authority in Bolivia against the Company’s Bolivian subsidiary as not proven. This Resolution is final and binding, hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the national tax authority in Bolivia.

During the year ended December 31, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

16.
CONTINGENCIES
  (cont’d…)

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division in Mongolia, notifying it of the results of the Sukhbaatar District Tax Division’s value added tax ("VAT") inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only 235,718,533 Mongolian tugrik from Red Hill’s claimed VAT credit of 2,654,175,507 Mongolian tugrik. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded. The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal. On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the Capital City Tax Tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion Mongolian tugrik resulted from past mining equipment purchases.

The VAT credit can be used to offset Red Hill’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months. Due to the credit risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

17.
EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to September 30, 2020:

●
The Company announced that it has entered into an agreement (the “Underwriting Agreement”) with Mackie Research Capital Corporation as lead underwriter and sole bookrunner (the “Lead Underwriter”), on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. and Sprott Capital Partners LP (collectively with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought‐deal basis, 20,000,000 Common Shares (the “Offered Shares”) of the Company at a price of C$0.40 per Offered Share for gross proceeds of C$8,000,000 (the “Offering”).

Pursuant to the Underwriting Agreement, the Company granted the Underwriters an option (the “Over-Allotment Option”) to increase the size of the Offering by up to 3,000,000 Common Shares at any time up to 30 days following the closing of the Offering. Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to pay a cash commission to the Underwriters equal to 6% of the gross proceeds of the Offering (the "Underwriters' Commission"). In addition to the Underwriters' Commission, the Company will issue to the Underwriters such number of compensation options (the "Compensation Options") as is equal to 6% of the aggregate number of Offered Shares issued pursuant to the Offering, including any Offered Shares sold pursuant to the Over-Allotment Option. Each Compensation Option is exercisable for the purchase of one Common Share at any time prior to the date that is 12 months after the closing date of the Offering at a price of $0.40 per Common Share.  The Offering is expected to close on or about the date that is five business days following the issuance of the receipt for the final short form prospectus of the Company qualifying the distribution of the Common Shares issuable pursuant to the Offering, and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the TSX.

●
2,207,0801 Common Share purchase warrants and 475,000 stock options were exercised for total proceeds of $633,216.

______________
1 As at the date hereof, 195,000 Common Shares are in the process of being issued pursuant to the exercise of an equivalent number of Common Share purchase warrants of the Company. Share purchase warrants does not exclude the 195,000 exercised Common Share purchase warrants, which would have expired on November 13, 2020, if not so exercised.